Unit 1 – 15782 Marine Drive, White Rock, B.C. V4B 1E6

Tel: (604) 536-2711  |  Fax: (604) 536-2788

October 5, 2005

By Fax  202-772-9220

Jonathan Duersch

Division of Corporation Finance

US Securities and Exchange Commission

100 F Street NW Stop 7010

Washington, DC  20549

Dear Sirs:

Re:

Asia Pacific Resources Ltd. Form 20-F/A for fiscal year ended December 31, 2004

Filed April 11, 2005

File No. 0-26636

This letter sets forth the response of Asia Pacific Resources Ltd. (the "Company") to the September 12, 2005 Staff response to the Company’s response dated August 22, 2005 to comments set forth in the Staff’s letter dated July 29, 2005 in connection with the Company’s Annual Report on Form 20-F/A for the year ended December 31, 2004, File No. 0-26636, filed with the Securities and Exchange Commission on April 11, 2005 (the "Annual Report").  For your convenience, we have included the comments in the Staff’s letter followed by the Company’s response.

1.  We note your response to our prior comment two indicating that the value of the embedded conversion option attributed to the common stock is $833,994.  Please clarify for us how you have characterized the value of the warrants issued contemporaneously with the conversion of the loans.  Demonstrate how it is appropriate to exclude the value attributed to the warrants from interest expense under U.S. GAAP, if that is your view.  Refer to paragraph 54 of EITF 00-27.  .

Response:  We have reviewed our August 22, 2005 response and would like to demonstrate the Company’s belief that it will be in compliance with paragraph 54 of EIFT 00.27 in the proposed amendment.

Using the same descriptions as paragraph 54, in the case of the Company, the beneficial conversion option amount related to the convertible loan is $833,994 and is calculated as the difference between the $2,783,760 fair value of the common shares included in the unit on the commitment date and the $1,949,766 proceeds allocated to the common stock portion of the conversion option ($2,783,760 fair value of the common shares x $2,783,870 fair value of the common stock at the commitment date ÷ $3,974,488 total fair value of all instruments received by the holder upon conversion at the commitment date – see * below for the calculation of $3,974,488).

*  As described in the August 22, 2005 response the Company has calculated the fair value of the warrants included in the unit offering on the conversion date using a Black Scholes option valuation model assuming a risk free interest rate of 3%, volatility of  128% and an estimated life of one year, in the amount of $1,190,728, which when added to the $2,783,760 fair value of the common stock at the commitment date forms the $3,974,488 total fair value of all instruments received by the holder upon conversion at the commitment date.

The Company’s proposed treatment under US GAAP immediately expenses the $833,994 beneficial conversion feature as an interest expense as the commitment date and conversion date are the same. Contributed surplus is increased by the same amount.  There is no net difference to shareholders’ equity.  If and when the warrants included in the unit are exercised for cash and common stock is issued the $833,994 will be transferred from contributed surplus to common stock. The Company believes that its calculation has been performed on a basis consistent with paragraph 54 of EITF 00-27 and respectfully points out that there is no provision in paragraph 54 of EITF 00-27 which requires the Company to record the pro rata fair value allocated to the warrants as additional interest expense. The Company believes that the last line in paragraph 54, which requires that the allocated value of the warrants be recognized, provides guidance as to how to record the warrants in share capital as part of the allocation of the proceeds on conversion, but does not require nor was it intended to require the Company to record this value as additional interest expense. The Company therefore believes that its calculation and proposed accounting treatment is consistent with EITF 00-27.

2.  It is our understanding from your response to prior comment three that the minority interest holder of APPC is not obligated to assume any portion of losses incurred by APPC and therefore you have consolidated the entire operations of APPC.  Please expand your disclosure to clarify this fact.

Response:  The Company proposes to modify Note 2 (a) of the financial statements as follows:

(a)

Basis of consolidation

The financial statements include the accounts of the Company and its principal subsidiary, Asia Pacific Potash Corporation (“APPC”), a company which holds a potash concession in Thailand (Note 3).  The Company has a 90% beneficial interest in APPC, however as the minority interest holder of APPC is not obligated to assume any portion of losses incurred by APPC, 100% of the operations of APPC are consolidated in the accounts of the Company.  Intercompany transactions and balances have been eliminated.

In connection with our response to your comments we acknowledge that:

▪

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

▪

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪

The Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Please contact Doris Meyer at the Company’s Canadian compliance office (please note the address changed as above in addition to our phone and fax as you’ve previously noted) with any questions or request for further information.  Robert Scott, the Chief Financial Officer of the Company is travelling and has participated in the preparation of this response.

Yours sincerely,

ASIA PACIFIC RESOURCES LTD.

/s/ Doris Meyer

Doris Meyer, Assistant Corporate Secretary

Cc:

The Audit Committee of Asia Pacific Resources Ltd.

Deloitte & Touche